Exhibit 11.1

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

The following information sets forth the computation of basic and diluted net increase in stockholders’ equity per share resulting from operations for the period April 1, 2010 through March 31, 2011

Numerator for increase in net assets per share — basic:	$180,411,978
Denominator for basic weighted average shares:	193,192,475
Earnings per share — basic:	$0.93
Numerator for increase in net assets per share — diluted:	$182,295,076
Denominator for diluted weighted average shares:	195,823,090
Earnings per share — diluted:	$0.93